07021324

ANGLO AMERICAN

Company Secretarial Department

Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 2 2007
WASH, D.C.
185

SUPPL

12 February, 2007

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 8 - 13 Feb 2007

Director/PDMR intererests

- Butterfield Trust – 9 Feb 2007
- SIP – 8 Feb 2007

Other

- De Beers underlying earnings to 31 December 2006

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Company Secretarial Assistant
Encs - 35 copies

K:\Min\Compsec\SEC\announce let to SEC.doc

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 12 February 2007 an independent company purchased 480,771 ordinary shares of the Company at prices between £24.47 and £24.68 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 136,110 of its ordinary shares on 12 February 2007 at prices between £24.41 and £24.69 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 54,424,893 ordinary shares in treasury, and has 1,487,230,788 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 59,141,281 ordinary shares, representing 3.98 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
13 February 2007

Anglo American plc (the "**Company**")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 9 February 2007 an independent company purchased 463,674 ordinary shares of the Company at prices between £24.41 and £24.65 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 190,287 of its ordinary shares on 9 February 2007 at prices between £24.49 and £24.79 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 54,288,783 ordinary shares in treasury, and has 1,487,366,898 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 58,660,510 ordinary shares, representing 3.94 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
12 February 2007

ANGLO AMERICAN plc (the "Company")

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 19,437,444 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
5 February 2007	25,000
6 February 2007	6,499
7 February 2007	64,860
8 February 2007	41,302
9 February 2007	2,670

The Company was advised of these transactions on 9 February 2007.

The following executive directors and PDMRs, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested but, save as explained in any footnotes below, were not connected with the transactions that took place on the abovementioned dates.

Directors	PDMRs
D A Hathorn	A E Redman
R Médori	R J King
S R Thompson	P M Baum
A J Trahar	R Havenstein
	R M Godsell
	P Smith
	J N Wallington
	D M Weston

Catherine Marshall
Company Secretarial Assistant
9 February 2007

ANGLO AMERICAN

News Release

9 February 2007

De Beers Société Anonyme ("Dbsa") today reported underlying earnings for the year ended 31 December 2006 of US$425 million.

Anglo American plc ("AA plc") arrives at its underlying earnings in respect of De Beers by accounting for the interests arising from the ordinary shares and the 10% preference shares it holds in DB Investments ("DBI").

AA plc will therefore report underlying earnings of US$227 million for the year ended 31 December 2006 from its investment in DBI, as reconciled in the table below:

US$ million	**2006**
• DBI underlying earnings [1] (100%)	425
• Adjustments [2]	18
• DBI underlying earnings – AA plc basis (100%)	443
• AA plc's 45% ordinary share interest	199
• Income from preference shares	28
• AA plc underlying earnings	227

(1) DBI underlying earnings is stated before costs of $57m in relation to the amended class action settlement agreement, and profits of $229m and $105m relating to the Ponahalo BEE transaction and sale of interest in Fort a la Corne, respectively.

(2) Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS19.

On 30 June 2006, Dbsa redeemed a further 25% of the preference shares originally in issue, taking the total redemption to 75% of the issue, and on that date AA plc received US$175 million, representing 25% of its original US$701 million preference share interest. AA plc now holds US$175 million of preference shares in Dbsa.

In the year ended 31 December 2006, AA plc received a total of US$315 million in distributions from DBI, consisting of a US$68 million interim dividend on ordinary shares relating to FY 2006, US$17 million dividends representing the second payment on preference shares for 2005, interim dividends totalling US$18 million on preference shares for 2006, and a share premium repayment of US$212 million relating to the proceeds from the BEE transaction. This transaction, which concluded on 18 April 2006, resulted in 26% of De Beers Consolidated Mines Limited being sold to Ponahalo Consortium for R3.7 billion.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 968 8888 Fax 44 (0)207 968 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Underlying Earnings

Underlying Earnings is net profit attributable to equity shareholders, adjusted for the effect of special items and remeasurements, and any related tax and minority interests. Special items are those items of financial performance which are material by nature or amount and should therefore be separately presented. These principally relate to impairment and significant closure costs, exceptional legal provisions and profit or loss on disposals. Remeasurements include (i) adjustments to ensure that the unrealised gains or losses on non-hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction against which these instruments provide an economic, but not formally designated, hedge and (ii) foreign currency gains and losses arising on the retranslation of dollar denominated De Beers preference shares held by a rand functional currency subsidiary of the Group.

The above figures are unaudited.

DE BEERS
A DIAMOND IS FOREVER

De Beers Société Anonyme
(Incorporated under the laws of Luxembourg)

Friday, 9 February 2007

RESULTS
FOR THE YEAR ENDED 31 DECEMBER 2006

DIRECTORS' COMMENT

CONSUMER DEMAND BUOYANT AS DE BEERS INVESTS US$2 BILLION TO BRING NEW PRODUCTION ONSTREAM

- **DTC sales** at US$6.15 billion (2005: US$6.54 billion) the second highest on record, were lower than 2005 reflecting reduced Russian supply available to the DTC, and the continued challenging environment in the wholesale market for rough diamonds, where a lack of liquidity, margin pressure and increased financing costs impacted pipeline demand. However solid consumer demand for diamond jewellery continued in 2006, with China and India reporting strong sales growth and the USA growing in line with GDP.

- **EBITDA** at US$1.232 billion (2005: US$1.403 billion) is down 12% as a result of lower level of DTC sales and increased exploration and development costs.

- **Net earnings** at US$730 million (2005: US$554 million) increased by 32% due to the sale of 26% of DBCM to Ponahalo, a broad-based Black Economic Empowerment consortium, and the sale of the Group's interest in the Fort à la Corne joint venture in Canada.

- **Underlying earnings** at US$425 million are US$277 million lower than 2005, after adjusting for the impact of the Canadian tax credit, due to reduced margins in the diamond account, the impact of increased finance charges and the dilution in earnings caused by the sale of 26% of De Beers Consolidated Mines (DBCM).

- **Cash available from operating activities** increased to US$809 million from US$473 million in 2005.

Financial Summary – Full Year US Dollar Millions			
	2006	2005	% change
DTC sales	**6 150**	6 539	- 6%
EBITDA	**1 232**	1 403	- 12%
Net earnings	**730**	554	+ 32%
Underlying earnings	**425**	850	- 50%
Cash available from operating activities	**809**	473	+ 71%
Capital expenditure - expansion	**949**	370	+ 156%
Gearing	**38.7%**	34.5%	

2006 Operational Highlights

Strengthening our partnerships

- On 4 April De Beers announced agreement to implement the sale of 26% of DBCM to Ponahalo Holdings (Proprietary) Limited, creating a new partnership in DBCM which will add value to the company.

- On 19 May the Government of Botswana and De Beers signed the renewal of the Mining Licence for Jwaneng mine. The renewed licence will run for twenty five years (effective from 1 August 2004). In addition, the currently held licences for the Orapa, Lethlakane and Damtshaa mines were extended to run until 2029, in line with the Jwaneng Licence. The agreement also covered the sale of Debswana's production to the DTC for a further five years and the establishment in Botswana of Diamond Trading Company Botswana, a 50:50 partnership between De Beers and the Government of Botswana, which will sort and value all Debswana's diamond production. In addition, it was announced that Diamond Trading Company Botswana will carry out local sales and marketing activities to support the establishment of local diamond manufacturing operations.

- On 30 January 2007 De Beers and the Government of Namibia formalised the agreement to extend the DTC sales contract for a further eight years (effective from 1 January 2006) and to establish a new Namibian company – Namibia Diamond Trading Company – a 50:50 partnership between De Beers and the Government of Namibia, that will sort and value Namdeb's diamond production and carry out local sales and marketing activities.

Record production from existing mines

The De Beers family of companies achieved record production in 2006 of 51 million carats (2005: 49 million). Debswana produced a record 34.3 million carats (2005: 31.9 million) and Namdeb production exceeded two million carats (2005: 1.8 million carats) for the first time since 1977, with land and sea each contributing over one million carats; while in South Africa, production totalled 14.6 million carats (2005: 15.2 million carats) from six mines in the DBCM Group.

US$ 2 billion capital expansion programme

- In June, DBCM announced that it had been granted a new order right to mine for diamonds at the Voorspoed Mine, near Kroonstad in the Free State. This will be the Group's first "greenfields" mine since Venetia (US$170 million).

- The mining vessel *Peace In Africa*, has arrived in Cape Town and once commissioned, will commence mining off the west coast of South Africa in Q3 2007 (US$145million).
- In Canada, De Beers is on target to start production at the Snap Lake mine in North West Territories in October 2007 and at the Victor mine in Ontario in Q4 2008 (US$1.7 billion).

When all four are in full production they will contribute approximately 3.3 million carats and US$700 million to De Beers' annual production capacity.

Significant investment in exploration

In 2006 De Beers positioned itself to take advantage of exciting exploration opportunities:

- In Angola, De Beers was granted three new concessions, each covering an area of 3,000 square kilometres. Airborne surveys completed during 2006 identified new targets to be followed up in 2007.

- In Botswana De Beers has been granted prospecting licences around the Jwaneng and Orapa areas. The AK6 project is under evaluation and shows potential.

- De Beers has access to prospective ground in the Democratic Republic of the Congo, and a number of joint ventures are in place.

- On 6 September, De Beers and ALROSA signed a Memorandum of Understanding which should lead to joint diamond prospecting and exploration activities in Russia.

- As part of De Beers' global strategy of rationalising our project portfolio, on 22 September, De Beers Canada Corporation announced the sale of the company's entire 42% participating interest in the Fort à la Corne joint *venture* project in Saskatchewan to Shore Gold Inc., for CAN$180 million in cash.

Effective marketing programmes

DTC marketing initiatives continued to drive demand for diamond jewellery. Preliminary anecdotal reports suggest global sales of diamond jewellery increased by four to five percent in 2006 with China and India achieving double digit growth. DTC marketing programmes such as 'Journey Diamond Jewellery' and 'Trilogy' were strong growth drivers in 2006. The pilot 'Forevermark' programme in Hong Kong continues to achieve its targets, and the programme is being expanded in Asia.

Investing in independently managed businesses

- De Beers Diamond Jewellers (DBDJ), the De Beers retail joint venture with LVMH, had an excellent year. While continuing its steady growth in Japan, it reported a promising performance in the United States, a market that it entered in late 2005 in New York and Los Angeles. De Beers has strengthened its presence in London and opened its first boutique in the Middle East, in Dubai. The Talisman and Secrets of the Rose collections, fine jewellery and engagement rings contributed to substantial growth in revenue per store. To increase its recognition and image, a new advertising campaign was launched in 2006 for DBDJ. The company introduced its first wristwatch collection this past Christmas, and will increase its presence in the United States (in Las Vegas last month), the Middle East, Japan, Hong Kong and Korea.

- Element Six continues to achieve sustained growth and recorded good profits for 2006.

Regulatory compliance and reputation

- On 31 January 2007, the European Commission formally announced that it had decided to reject all of the outstanding complaints against De Beers and the DTC in respect of the DTC Sales and Marketing policy, and the Russian Trade Agreement.

- Following the announcement in 2004 that De Beers had reached a settlement with the United States Department of Justice, De Beers announced agreement in March 2006 to settle and consolidate all of the class actions against De Beers for a total sum of US$295 million.

- In December, De Beers published its 'Report to Stakeholders' which details the Group's performance against a wide range of issues identified by relevant stakeholders covering economics, ethics, employees, communities and the environment.

Management Changes

De Beers is pleased to announce that René Médori, Finance Director of Anglo American plc, will be joining the Board of De Beers s.a. with effect from 6 February 2007. David Hathorn, Executive Director of Anglo American plc, will therefore be stepping down with effect from the same date. Also announced today is the retirement of Ollie Oliveira who will step down from the De Beers s.a. Board on 28 February 2007.

Outlook

The outlook for further growth in retail diamond jewellery sales remains positive, with India and China likely to be the leading growth markets, and the US continuing its five-year growth trend. While DTC sales are likely to be constrained by availability in 2007, due to the reduction in Russian purchases as agreed with the EU, the De Beers Group will benefit from bringing new production on-stream towards the end of Q3. De Beers will focus on implementing its new vision of 'maximising the value of its leadership position'. This includes, in addition to new production, reviewing assets that do not fit the De Beers portfolio criteria, focussing exploration on the most prospective areas, continuing to improve cost efficiency, and investing in DBDJ and the Forevermark marketing programmes.

De Beers announces results as follows:

De Beers Société Anonyme

Consolidated Income Statement
for the year ended 31 December 2006
(Abridged)

US Dollar millions

	Year to 31 December 2006	Year to 31 December 2005
Diamond sales		
-DTC	**6 150**	6 539
-Other	**476**	513
Joint venture and other income	**1 012**	906
	7 638	7 958
Deduct:		
Cost of sales	**5 737**	5 906
Sorting and marketing	**428**	484
Exploration, research and development	**287**	242
Group services and corporate overheads (Note 1)	**138**	130
Net diamond account	**1 048**	1 19[illegible]
Deduct:		
Net finance charges (Note 2)	**140**	101
New business development	**24**	19
Income before taxation	**884**	1 076
Taxation (Note 3)	**361**	283
Income after taxation	**523**	793
Attributable to outside shareholders in subsidiaries (Note 4)	**74**	1
Own earnings	**449**	792
Share of retained income of joint ventures	**4**	22
Net earnings before special items	**453**	814
Special items:		
Surplus in respect of the sale of 26% of DBCM (Note 4)	**229**	
Surplus in respect of the sale of Fort a la Corne (Note 5)	**105**	
Payment in terms of class action settlement agreement (Note 1)	**(57)**	(260)
Net earnings	**730**	554
Underlying earnings reconciliation (Note 6)		
Net earnings before special items	**453**	814
Adjusted for:		
Surplus on realisation of fixed assets less provisions	**(9)**	(14)
Mine impairment and retrenchment costs	**35**	48
(Gains) losses on non-hedge derivative financial instruments	**(48)**	16
Taxation and minority interests	**(6)**	(14)
Underlying earnings	**425**	850
EBITDA	**1 232**	1 403
Ordinary distributions in respect of:		
2004 – Final		200
2005 – Interim		150
– Final (including a partial repayment of share premium)		250
2006 – Repayment of share premium	**473**	
– Interim	**150**	
– Final	**50**	

De Beers Société Anonyme

Consolidated Balance Sheet

31 December 2006

(Abridged)

	US Dollar millions	
	31 December 2006	31 December 2005
Ordinary shareholders' interests	**3 532**	3 597
Outside shareholders' interests (Note 4)	**302**	104
Total shareholders' interests	**3 834**	3 701
Net interest bearing debt (Notes 2 & 7)	**2 944**	2 362
Other liabilities	**1 487**	1 729
	8 265	7 792
Fixed assets	**6 394**	5 790
Investments and loans	**94**	66
Diamond inventory and other assets	**1 777**	1 936
	8 265	7 792
Exchange rates US$ = Rand		
- average	**6.72**	6.39
- year end	**6.99**	6.36

Cash flow information
for the year ended 31 December 2006

Cash available from operating activities	**809**	473
Investing activities		
Fixed assets – stay-in-business	**245**	248
– expansion	**949**	370
Investments	**(442)**	21
	752	639
Financing activities		
Preference share capital redeemed	**214**	214
Share premium redeemed	**473**	
(Increase) in debt	**(962)**	(645)
Ordinary distributions	**173**	600
	(102)	169

De Beers Société Anonyme
31 December 2006

Notes and Comments.

1. In the prior year US$10 million in respect of legal costs incurred in concluding the class action settlement agreement were included in corporate overheads. These have been reclassified as special items in the current year and added to the original class action payment of US$250 million.

   In terms of an amended class action settlement agreement dated 17 March 2006, a further US$45 million was paid into escrow on 28 April 2006 pending conclusion of the settlement process. Legal costs incurred in 2006 in respect of the settlement amount to US$12 million.

2. Preference share capital is included in net interest bearing debt. Preference dividends, amounting to US$32 million (2005 : US$54 million) are included in finance charges.

   On 30 June 2006, the Company took advantage, for the third time, of an early redemption clause attaching to its 10 per cent preference shares in issue and redeemed the maximum permissible amount of US$214 million, or 25 per cent of the total originally in issue.

3. In the prior year, following the approval of the Victor Project, the value of the group's accumulated tax losses in Canada was *brought to account* as a deferred tax asset which had the effect of reducing the 2005 tax charge by US$148 million.

4. De Beers concluded a broad based Black Economic Empowerment (BEE) transaction on 18 April 2006 which resulted in 26 percent of De Beers Consolidated Mines Limited being sold to the Ponahalo Consortium for R3.7 billion. This has resulted in a profit of US$229 million in the consolidated income statement. As a result of the sale transaction, US$473 million has been returned to shareholders through a repayment of capital. The sale process involved, inter alia, the arrangement of incremental financing of US$640 million in revolving and term facilities and facilitation by De Beers in the form of guarantees amounting to approximately US$130 million.

   With effect from 18 April 2006, Ponahalo's share of DBCM's earnings has been included in income attributable to outside shareholders in subsidiaries in the income statement. The impact of the BEE transaction was US$50 million on underlying earnings for the year and $184 million in respect of net asset value.

5. On 28 September 2006, De Beers Canada concluded the sale of its 42 per cent participating interest in the Fort a la Corne Joint Venture to Shore Gold Inc for C$180 million (US$155 million), of which tax amounting to US$50 million was attributable.

6. In previous reporting periods Headline Earnings were reported as a primary indicator of performance. In line with accepted practice, De Beers believes that the presentation of Underlying Earnings provides a better indicative measure of underlying performance principally through the exclusion from earnings of significant non-operating items and unrealised profits or losses which arise due to the valuation impact of financial market volatility.

   Underlying earnings comprises net earnings attributable to shareholders adjusted for the effect of any special items and remeasurements, less any tax and minority interests. Special items include closure costs, exceptional legal provisions and profits and losses on disposals of assets. Remeasurements include adjustments to ensure that the unrealised gains and losses on non hedge derivative instruments are recorded in underlying earnings in the same period as the underlying transaction, against which these instruments provide an economic, but not formally designated, hedge.

7. Cash has been offset against interest bearing debt.

Contacts:

De Beers London:
Lynette Gould +44 20 7430 3509 / +44 7740 393260

De Beers South Africa
Tom Tweedy +27 11 374 7173 / +27 83 308 0083

De Beers Botswana
Chipo Morapedi +267 361 5205 / +267 7132 1889

*Visit the official De Beers group website for more information on the Company and where you can view and download a selection of images - **www.debeersgroup.com**.*

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 8 February 2007 an independent company purchased 759,612 ordinary shares of the Company at prices between £24.01 and £24.46 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 229,635 of its ordinary shares on 8 February 2007 at prices between £24.61 and £24.20 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 54,098,496 ordinary shares in treasury, and has 1,487,557,185 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 58,196,836 ordinary shares, representing 3.91 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
9 February 2007

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.50 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The following transactions took place in relation to the SIP on Wednesday 7 February 2007:

1. 7,987 Shares were allocated to employee participants as matching shares.

2. The following executive directors and persons discharging managerial responsibility ("PDMR") of the Company each purchased 5 ordinary shares at a price of £24.588 and were allocated 5 matching shares, free of charge:

R J King	(PDMR)
R Médori	(director)
P Smith	(PDMR)
S R Thompson	(director)
A J Trahar	(director)
D Weston	(PDMR)

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure Rules 3.1.2 to 3.1.4.

N Jordan
Company Secretary
8 February 2007

Anglo American plc (the "Company")

Purchases of Ordinary Shares in the Company

Following the increase in the buyback programme of US$4 billion referred to in the interim results announcement of Friday 4 August 2006, the Company announces that on 7 February 2007 an independent company purchased 676,718 ordinary shares of the Company at prices between £24.14 and £24.52 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Annual General Meeting held on 25 April 2006, Anglo American plc purchased 354,650 of its ordinary shares on 7 February 2007 at prices between £24.16 and £24.87 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 53,868,861 ordinary shares in treasury, and has 1,487,786,820 ordinary shares in issue (excluding treasury shares) and the independent companies referred to above and in the announcement of 23 March 2006 together hold 57,437,224 ordinary shares, representing 3.86 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Company Secretarial Assistant
Anglo American plc
8 February 2007

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